Mail Stop 0610   March 17, 2009

James J. Tanous, Esquire
Executive Vice President, General Counsel and Secretary
Erie Indemnity Company
100 Erie Insurance Place
Erie, Pennsylvania 16530

Re: Erie Indemnity Company
        Preliminary information statement filed March 16, 2009
        File No. 000-24000

Dear Mr. Tanous:

        We have reviewed your filing solely with respect to proposal number two and the form of filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Your filing is identified and tagged electronically as a preliminary information statement however you are soliciting Class B common shareholders. Please resubmit the filing as a Pre 14A filing.

<u>Proposal 2 - Approval of amendments to our bylaws to change the timing of our annual meeting of shareholders and change our advance notice requirements relating to shareholder proposals, page 43</u>

2. Please unbundle the presentation to separately describe each proposed amendment, the purposes and effects for each change to the bye-laws, and the positive and negative aspects of each proposed amendment.

3. Please ensure that the related proxy card will enable shareholders to vote on the revisions separately.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact John Krug, Senior Counsel, at (202) 551-3862, Daniel Greenspan, Special Counsel, at (202) 551-3623, Suzanne Hayes, Branch Chief, at (202) 551-3675, or me at (202) 551-3715 if you have any questions regarding these comments or any other matters.

Sincerely,

Jeffrey Riedler
Assistant Director